MICHAEL GILLESPIE & ASSOCIATES, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
10544 ALTON AVE NE
SEATTLE, WA 98125
206.353.5736

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members
World Tree COP USA LLC
550 West Baseline Road, Suite 102-199
Mesa, Arizona 85210

We have reviewed the accompanying financial statements of World Tree COP USA LLC, which comprise the balance sheets as of December 31, 2017 and 2016 and the related statements of income/(loss) and members' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #2 to the financial statements, although the Company has limited operations it has yet to attain profitability. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in Note #2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ MICHAEL GILLESPIE & ASSOCIATES, PLLC
Seattle, Washington
September 16, 2018

WORLD TREE COP USA, LLC

FINANCIAL STATEMENTS
(Unaudited)

For the years ended December 31, 2017 and 2016

WORLD TREE COP USA, LLC
CONDENSED BALANCE SHEETS
(Unaudited)

	December 31, 2017	December 31, 2016
ASSETS		
CURRENT ASSETS:		
Cash	$ 9,178	18,574
Related Party Receivable	26,902	6,500
Deposit on Trees	22,318	38,520
Total Current Assets	58,398	63,594
OTHER ASSETS:		
Biological assets	20,482	
Total Other Assets	20,482	-
TOTAL ASSETS	$ 78,880	63,594
LIABILITIES AND MEMBERS EQUITY		
CURRENT LIABILITIES:		
Accounts Payable		528
Total Current Liabilities	0	528
LONG TERM LIABILITIES:		
Total Long Term Liabilities	0	-
TOTAL LIABILITIES	0	528
EQUITY:		
Member Equity	140,000	117,000
Accumulated deficit	(61,120)	(53,934)
TOTAL EQUITY	78,880	63,066
TOTAL LIABILITIES AND MEMBERS EQUITY	$ 78,880	63,594

The accompanying notes are an integral part of these condensed unaudited financial statements.

WORLD TREE COP USA, LLC
CONDENSED STATEMENTS OF INCOME/(LOSS)
(Unaudited)

		Year ended December 31, 2017	Year ended December 31, 2016
REVENUE	$	0	0
EXPENSES			
General, and administrative expense		1,962	12,709
Professional fees		5,224	41,225
TOTAL EXPENSES		7,186	53,934
NET LOSS	$	(7,186)	(53,934)
INTEREST EXPENSE	$	0	0
NET INCOME BEFORE TAXES		(7,186)	(53,934)
NET INCOME (LOSS)	$	(7,186)	(53,934)

The accompanying notes are an integral part of these condensed unaudited financial statements.

WORLD TREE COP USA, LLC
CONDENSED STATEMENT OF MEMBERS EQUITY (DEFICIT)
For the Period from Inception (June 3, 2015) to December 31, 2017

	Members Equity Series A Units	Series B Voting Units	Accumulated Deficit	Total
Balance at Inception (June 3, 2015)	0	0	0	0
Member's Contributions	117,000	0		117,000
Net loss for the year ended 2016	-	-	(53,934)	(53,934)
Balance at December 31, 2016	**117,000**	**0**	**(53,934)**	**63,066**
Member's Contributions	13,000	10,000		23,000
Net loss for the year ended 2017	-		(7,186)	(7,186)
Balance at December 31, 2017	**130,000**	**10,000**	**(61,120)**	**78,880**

The accompanying notes are an integral part of these condensed unaudited financial statements.

WORLD TREE COP USA, LLC
STATEMENTS OF CASH FLOWS
(Unaudited)

	Year ended December 31, 2017	Year ended December 31, 2016
CASH FLOWS FROM OPERATING ACTIVIITES:		
Net INCOME (LOSS)	$ (7,186)	$ (53,934)
Adjustments to Reconcile Net Loss to Net Cash		
Decrease (Increase) in Operating Assets:		
Related Party Receivable	(20,402)	(6,500)
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	(528)	528
Total Adjustments	(20,930)	(5,972)
NET CASH USED IN OPERATING ACTIVITIES	$ (28,116)	(59,906)
CASH FLOW FROM INVESTING ACTIVITIES	-	
Deposit on trees	(4,280)	(38,520)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from sale of units	23,000	117,000
NET CASH PROVIDED BY FINANCING ACTIVIITES	23,000	117,000
NET INCREASE (DECREASE) IN CASH	(9,396)	18,574
CASH, BEGINNING	18,574	0
CASH, ENDING	$ 9,178	$ 18,574

The accompanying notes are an integral part of these condensed unaudited financial statements.

WORLD TREE COP USA, LLC
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2017 and December 31, 2016 (Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

World Tree COP USA, LLC ("WTCOPUS") was organized as a limited liability company in the state of Nevada on June 3, 2015. The Company's address is 550 West Baseline Road, Suite 102-199, Mesa, Arizona, 85210.

The purpose of the Company is to:

(i) participate in collective effort to reduce the carbon footprint of the Subscribers through conduct of the carbon offset program (COP);

(ii) produce income from the harvesting of Empress Splendor (ES) Trees acquired by the Company;

(iii) monetize carbon offset assets created by the Company;

(iv) make distributions to members upon harvesting ES Trees; and

(v) engage in such other activities as are reasonably incidental to the foregoing.

NOTE 2 – GOING CONCERN

These financial statements have been prepared on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The proposed business of the Company involves a high degree of risk and is dependent on the success of raising funds through an offer and sale of non-voting series A units and on the Company achieving profitability. There is no assurance that the Company will be able to raise the funds necessary to finance the Company's activities as disclosed in Note 1. The Company has significant commercial and economic dependence on the related parties (Note 5). In addition, the Company is subject to significant risk due to the long-term nature of generating revenue from the harvesting of trees. These matters cast significant doubt upon the validity of the going concern assumption.

These financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and be required to realize its assets and discharge its liabilities and commitments at amounts different from those in the accompanying financial statements. Such adjustments could be material.

NOTE 3 – SUMMARY OF SIGNIFCANT ACCOUNTING POLICIES

Basis of presentation

The accompanying condensed financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows at December 31, 2017 and for the related periods presented.

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

We maintain our cash in bank deposit accounts, the balances of which at times may exceed federally insured limits. We continually monitor our banking relationships and consequently have not experienced any losses in our accounts. We believe we are not exposed to any significant credit risk on cash.

Cash Equivalents

Cash and cash equivalents consist of cash on hand.

Fair Value of Financial Instruments

All financial instruments are initially measured at fair value. Financial assets and financial liabilities are measured subsequently based on their classification.

Financial assets are classified as either fair value through profit or loss, loans and receivables, held to maturity, or available for sale. Financial liabilities are classified as fair value through profit or loss, or other financial liabilities. Financial assets or liabilities at fair value through profit or loss include instruments classified as held-for-trading or designated upon initial recognition at fair value through profit or loss. Financial assets or liabilities at fair value through profit or loss are measured at fair value with all gains and losses included in net income in the period in which they arise. Available for sale financial assets are measured at fair value with gains and losses, net of tax, included in other comprehensive income until the instruments are derecognized or impaired, at which time the gains or losses are recorded in net income. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost using the effective interest method.

Financial assets, other than those measured at fair value through profit or loss, are assessed for indicators of impairment at each reporting date. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the asset have been impacted. For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset's carrying amount and the present value of the estimated future cash flows, discounted at the financial asset's original effective interest rate.

ASC Topic 820, "Fair Value Measurements and Disclosures," requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, "Financial Instruments," defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest.

The three levels of valuation hierarchy are defined as follows:

- Level 1. Observable inputs such as quoted prices in active markets;

- Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;

- Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

<u>Assets – Trees</u>
The tree asset includes all costs associated with purchasing this asset and supporting its growth. The trees are recognized as a capitalized asset when they are received by World Tree COP USA, LLC farmers. This is shown below.

For the year ended December 31, 2017:

Trees: Tree Ordering Admin	3,062
Trees: Tree Stock	17,420
	20,482

This represents 6,700 trees. Trees are currently held at the value that they were purchased at as they are within the first two years of life and the current costs to replace the asset are the same.

Tree Deposit – The remaining trees still not yet delivered are accounted for by the following:

Deposit on Future Tree Stock	18,980
Tree Ordering Admin	3,338
	22,318

This represents 7,300 trees.

<u>Provisions and Contingent Liabilities Provisions</u>
Provisions and contingent liabilities provisions are recognized when there is a present legal or constructive obligation arising as a result of a past event for which it is probable that an outflow of economic benefits will be required to settle the obligation and where a reliable estimate can be made of the amount of the obligation. Timing or exact amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available, including the risks and uncertainties associated with the present obligation. Provisions are discounted to their present values, where the time value of money is material.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the possibility of outflow of resources is remote.

<u>Income Taxes</u>
The Company is organized as a limited liability company (LLC) and has elected to be taxed as a Partnership where all profits and losses of the Company "pass through" to its members (owners) who report the information on their tax returns. As such, the Company files Form 1065, a U.S. Return of Partnership Income, an informational return with the IRS, and provides each LLC member with a Schedule K-1 reporting their share of profit or loss.

<u>Biological Assets</u>
Biological assets consist of trees managed for future timber sales. Biological Assets contains the assumption that the fair value of biological assets can be measured reliably. This assumption can be rebutted at the early stage of an asset's life and when fair value is not reliably determined. The trees have had little biological transformation since the initial costs were incurred and therefore cost approximates fair value. The cost of trees consists of the purchase price plus costs incurred to bring the trees to the current location and condition. Costs relating to ongoing management of the trees are expensed as farmer support costs as they are incurred.

NOTE 4 – PREPAIDS

As of December 31, 2017, the Company had no prepaid expenses.

NOTE 5 – RELATED PARTY TRANSACTIONS

As at December 31, 2017, World Tree Technologies, Inc., the Manager of WTCOPUS, holds 10,000 Series B Units of WTCOPUS. The loans are unsecured, non-interest bearing and due on demand.

In 2017, WTCOPUS also paid World Tree Technologies, Inc. for the following:

Due/To from WTT Inc.	26,902
Trees: Tree Ordering Admin	3,062
Trees: Tree Stock	17,420
Deposit on Future Tree Stock	18,980
Tree Ordering Admin	3,338
Marketing Expense	1,500
Professional Fees: Management Fees-WTT Inc.	3,200

As at December 31, 2016, World Tree Technologies Inc. owed the Company $6,500. The advances are unsecured, non-interest bearing and due on demand.

In 2016, WTCOPUS also paid World Tree Technologies, Inc. for the following:

Due/To from WTT Inc.	6,500
Deposit on Future Tree Stock	32,760
Tree Ordering Admin	5,760
Investor Support	4,000
Marketing Expense	5,290
Professional Fees: Management Fees-WTT Inc.	28,800

The fees have been stipulated in a memo and reflects the amounts noted in the disclosure document for investors. The disclosure documents for the offering stipulated the maximum amount to be allocated for marketing and management fees. These items reflect expenses incurred by World Tree Technologies, Inc. while doing marketing and management of the carbon offset program on behalf of WTCOPUS.

NOTE 6 – MEMBER UNITS

Series A Units

Series A Members are holders of Series A Units and do not have voting rights. Series A Memberships (and corresponding Series A Units) are issued in sub-series. Each sub-series of Series A Units has rights to a percentage of distributable cash produced by one particular project. Each project shall be funded by only one subseries of Series A Units, and no two sub-series of Series A Units shall have rights relating to the same project.

In 2016, the Company issued 180,000 Series A Units, raising a total of $117,000.

In 2017, the Company issued 20,000 Series A Units, raising a total of $13,000.

Series B Units

Series B Units are the only voting units of the Company. The Company has one Series B Member, World Tree Technologies, Inc., which is also the initial member and Manager of the Company.

In 2017, the Company issued 10,000 Series B Units, for a total member investment of $10,000.

<u>Voting Rights</u>

Each Member entitled to vote shall have a vote equal to the number of voting units that the Member holds in the Company. A Member holding non-voting units shall not have any voting rights with respect to such non-voting units.

Unless authorized to do so by the Manager, no Member, Unit Holder or group of Members or Unit Holders shall have any power or authority to bind the Company in any way, to pledge the Company's credit, to render the Company liable for any purpose, or to otherwise engage in the management of the Company.

Units have been recognized on the financial statements as equity when subscriptions have been received.

NOTE 7 – SUBSEQUENT EVENTS

In May 2018, the Company sold 55,556 Series A 2018 COP Units for a total of $50,000.

In accordance with ASC 855-10 the Company has analyzed its operations from December 31, 2017 to September 6, 2018 – the date these financial statements were issued – and has determined that it does not have any other material subsequent events to disclose in these financial statements.